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Exhibit 21.1

SUBSIDIARIES OF ARTISOFT

1.
Artisoft "FSC", Ltd. was incorporated in March 1992 in Guam. This company is currently inactive.

2.
Triton Technologies, Inc. was incorporated in April 1985 in the State of Delaware. This company is currently inactive.

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Subsidiaries List